UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission file number: 001-39721

NEOGAMES S.A.

(Translation of registrant’s name into English)

5, Rue De Bonnevoie

L-1260 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 17, 2020, NeoGames S.A. (NASDAQ: NGMS) issued a press release titled “Pollard Banknote, Together with NeoGames, Signs Four-Year iLottery Contract Extension with the Michigan Lottery.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

Exhibit	Description
99.1	Press Release dated December 17, 2020 titled “Pollard Banknote, Together with NeoGames, Signs Four-Year iLottery Contract Extension with the Michigan Lottery”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: December 17, 2020